

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2020

John M. Butler
President and Chief Executive Officer
Insurance Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

>   **Re: Insurance Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed September 3, 2020**
>   **File No. 333-239896**

Dear Mr. Butler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4, filed September 3, 2020

Background of the Merger, page 92

1. Please file the consent of Steffen Frederiksen or explain why you believe a consent is not required under Section 7 of the Securities Act and Rule 436.

Non-GAAP Financial Measures, page 187

2. We note your response to our prior comment 9 in which you state the non-repair labor adjustment is for "payroll costs for time spent by technicians on tasks that are not directly related to the reconditioning of vehicles," and "the costs are largely incurred in connection with sub-optimal utilization of the technician labor force" due to the current stage of your business. However, since these costs appear to be normal, recurring cash expenses

inherent in operating your business at its current stage, it remains unclear how this adjustment is consistent with Question 100.01 of the "Non-GAAP Financial Measures" Compliance & Disclosure Interpretations, in regard to Rule 100(b) of Regulation G. Please remove the adjustment for non-repair labor in arriving at your non-GAAP measure "adjusted gross profit."

Key Operating Metrics, page 188

3.   We note your tables here and on pages 192, 195 and 197 include the non-GAAP measures adjusted gross profit per unit ("Adjusted GPU"). Please expand your disclosure to include the most comparable GAAP measure (i.e., gross profit per unit) with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance & Disclosure Interpretation Question 102.10. Please also expand your narrative disclosure following the table on page 188 to address how you define and determine the GAAP-based gross profit per unit.

General

4.   We note your response to comment 11, including that "[t]he Company has evaluated its remaining contracts with Lithia and has determined that none of those other agreements are 'material contracts' within the meaning of Item 601(b)(10) of Regulation S-K." Please provide a detailed legal analysis as to why the relevant agreements with Lithia are not "material contracts" within the meaning of Item 601(b)(10) of Regulation S-K.

        You may contact James Giugliano at (202) 551-3319 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Sean M. Donahue